THE WINGFEATHER SAGA

Hello Wingfeather Saga Investors,

We have some important news to share with you that we'll break into three sections:

Casting Opportunity

We have begun our casting process with a brilliant team and can't wait to discover who will be voicing our characters. It's a big process and we're looking far and wide for just the right actors. We spent a lengthy amount of time considering various accents and the variety of inhabitants we will encounter in season one of our story. All that comes together in animation to make each character distinct and fully alive. We're excited to announce that we are opening the door to you as well! We've just launched a landing page with all the information you will need to audition at WingfeatherSaga.com/Casting - Go check it out, but if you are interested, you'll need to respond quickly! The deadline for our first round is December 8th.

Season Two Express Interest

Animation production for our series is around 18 months from start to release date. As you know, we are fully intending to tell the entire story of The Wingfeather Saga. We would really like to have season two available within a year of season one, which would mean starting pre-production before we've finished season one. If we decide to wait until after season one is released to begin season two, it could mean nearly two years between season one and two releasing. That is tough for young fans of the series and also challenging in building out a merchandise plan to help support the revenue for the series to continue and thrive. With that in mind, we have just set up a "testing the waters" page with Angel Funding to see what level of interest there is towards funding the second season sooner than later.

Angel Funding Wingfeather Season Two

Production Office Tour

We have a mantra around the production office that you'll hear often. "Let's get more to the screen!" That idea guides our company growth and the careful consideration we are making towards any expense that doesn't end up on-screen for the audience. With that in mind, many of our staff work remotely, but some of our core production management team work in a small office day to day. We wanted to give you a quick tour and introduce you to a couple more of our crew!

PRODUCTION OFFICE TOUR VIDEO
(with a belated Thanksgiving greeting!)

We're so thankful for the opportunity to get to bring this series to life and have the creative freedom to do so authentically, while making something really awesome. You are a key part of this journey. We could not do this without you, and we can't wait to share what we are building together!

- Chris, Andrew and the Wingfeather Production Team

The Wingfeather Saga
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series based on the best-selling, award-winning book series “The Wingfeather Saga”, which has more than 8,000 five-star reviews, and has seen enormous sales growth since the 2020 relaunch with Penguin Random House.

Season 1 of The Wingfeather Saga is currently in production after becoming the #1 crowdfunded kids & family animated series of all time, raising over $5.2 million between Angel Funding and Kickstarter.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in Season 2 if we launched another crowdfunding investment.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at angel.com/wingfeather.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


THE
WINGFEATHER
SAGA
SEASON TWO

The Wingfeather Saga
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series based on the best-selling, award-winning book series "The Wingfeather Saga", which has more than 8,000 five-star reviews, and has seen enormous sales growth since the 2020 relaunch with Penguin Random House.

Season 1 of The Wingfeather Saga is currently in production after becoming the #1 crowdfunded kids & family animated series of all time, raising over $5.2 million between Angel Funding and Kickstarter. Season 1 is on schedule to be released in the Winter of 2022-2023.

We are not accepting funds at this time but are gauging interest in a second funding round to keep up production momentum in order to deliver Season 2 in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at angel.com/wingfeather.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


You can't just run off!


Adriana R... 96 Comments 87 Shares
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The Wingfeather Saga
Sponsored ·

Nearly 8,000 people came together in less than 20 days and funded the production for Season 1. 🎉🎉🎉 We're gauging interest in Season 2 because we would like to tell more of the story.

Check out the potential opportunity at:
angel.com/wingfeather

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


THE WINGFEATHER SAGA
SEASON 2

invest.angel.com
Help Make Season 2

Learn more

Bruce Jan... 30 Comments 17 Shares

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The Wingfeather Saga
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series based on the best-selling, award-winning book series “The Wingfeather Saga”, which has more than 8,000 five-star reviews, and has seen enormous sales growth since the 2020 relaunch with Penguin Random House.

Season 1 of The Wingfeather Saga is currently in production after becoming the #1 crowdfunded kids & family animated series of all time, raising over $5.2 million between Angel Funding and Kickstarter. Season 1 is on schedule to be released in the Winter of 2022-2023.

We are not accepting funds at this time but are gauging interest in a second funding round to keep up production momentum in order to deliver Season 2 in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at angel.com/wingfeather.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
THE
WINGFEATHER
SAGA
Season 2 concept art

Amanda Nolta-r... 6 Comments 8 Shares

Like Comment Share

The Wingfeather Saga
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series based on the best-selling, award-winning book series "The Wingfeather Saga", which has more than 8,000 five-star reviews, and has seen enormous sales growth since the 2020 relaunch with Penguin Random House.

Season 1 of The Wingfeather Saga is currently in production after becoming the #1 crowdfunded kids & family animated series of all time, raising over $5.2 million between Angel Funding and Kickstarter. Season 1 is on schedule to be released in the Winter of 2022-2023.

We are not accepting funds at this time but are gauging interest in a second funding round to keep up production momentum in order to deliver Season 2 in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at angel.com/wingfeather.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
THE
WINGFEATHER
SAGA
Season 1 concept art

invest.angel.com

Express Interest In Wingfeather Saga -...

Learn more

Arnold Mate... 13 Comments 10 Shares

Like Comment Share

The Wingfeather Saga
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series based on the best-selling, award-winning book series "The Wingfeather Saga", which has more than 8,000 five-star reviews, and has seen enormous sales growth since the 2020 relaunch with Penguin Random House.

Season 1 of The Wingfeather Saga is currently in production after becoming the #1 crowdfunded kids & family animated series of all time, raising over $5.2 million between Angel Funding and Kickstarter. Season 1 is on schedule to be released in the Winter of 2022-2023.

We are not accepting funds at this time but are gauging interest in a second funding round to keep up production momentum in order to deliver Season 2 in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at angel.com/wingfeather.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
THE
WINGFEATHER
SAGA
Season 1 concept art

invest.angel.com

Express Interest In Wingfeather Saga -...

Learn more

Mikey Jenny and 79 oth... 5 Shares

Like Comment Share

The Wingfeather Saga
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series based on the best-selling, award-winning book series "The Wingfeather Saga", which has more than 8,000 five-star reviews, and has seen enormous sales growth since the 2020 relaunch with Penguin Random House.

Season 1 of The Wingfeather Saga is currently in production after becoming the #1 crowdfunded kids & family animated series of all time, raising over $5.2 million between Angel Funding and Kickstarter. Season 1 is on schedule to be released in the Winter of 2022-2023.

We are not accepting funds at this time but are gauging interest in a second funding round to keep up production momentum in order to deliver Season 2 in 2023 without delay.

Check out the short film for “The Wingfeather Saga” and the potential investment opportunity at angel.com/wingfeather.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
THE
WINGFEATHER
SAGA
Season 1 concept art

invest.angel.com

Express Interest In Wingfeather Saga -...

Learn more

Sein Maung an... 7 Comments 6 Shares

Like Comment Share

The Wingfeather Saga
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series based on the best-selling, award-winning book series "The Wingfeather Saga", which has more than 8,000 five-star reviews, and has seen enormous sales growth since the 2020 relaunch with Penguin Random House.

Season 1 of The Wingfeather Saga is currently in production after becoming the #1 crowdfunded kids & family animated series of all time, raising over $5.2 million between Angel Funding and Kickstarter. Season 1 is on schedule to be released in the Winter of 2022-2023.

We are not accepting funds at this time but are gauging interest in a second funding round to keep up production momentum in order to deliver Season 2 in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at angel.com/wingfeather.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


ANGEL
STUDIOS
THE
WINGFEATHER
SAGA
Season 1 concept art

invest.angel.com

Express Interest In Wingfeather Saga -...

Learn more

Johnie Bischell a... 1 Comment 7 Shares

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SEASON TWO DOESN'T HAVE TO WAIT!

We want to get Season Two out as fast as possible so you don't have to wait. While we are not yet accepting funds, we are gauging interest in a second funding round to keep up the production momentum and give you Season Two in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at

angel.com/wingfeather

Scan the code to download the Angel App and watch for free!

@wingfeathersaga The Wingfeather Saga The Wingfeather Saga

SEASON TWO DOESN'T HAVE TO WAIT!

We want to get Season Two out as fast as possible so you don't have to wait. While we are not yet accepting funds, we are gauging interest in a second funding round to keep up the production momentum and give you Season Two in 2023 without delay.



Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at

angel.com/wingfeather



Scan the code to download the Angel App and watch for free!

"(1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."

SEASON TWO DOESN'T HAVE TO WAIT!

We want to get Season Two out as fast as possible so you don't have to wait. While we are not yet accepting funds, we are gauging interest in a second funding round to keep up the production momentum and give you Season Two in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at

angel.com/wingfeather

Scan the code to download the Angel App and watch for free!

@wingfeathersaga The Wingfeather Saga The Wingfeather Saga

SEASON TWO DOESN'T HAVE TO WAIT!



We want to get Season Two out as fast as possible so you don't have to wait. While we are not yet accepting funds, we are gauging interest in a second funding round to keep up the production momentum and give you Season Two in 2023 without delay.

Check out the short film for "The Wingfeather Saga" and the potential investment opportunity at

angel.com/wingfeather



Scan the code to download the Angel App and watch for free!

"(1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding."

ANGEL
STUDIOS

Live this week!

Join us in the Angel app to see what's new with your favorite shows.

David
Thursday, June 23 at 11am MT
Catch new concept art that will blow you away


ANGEL
DAVID
CONCEPT ART
LIVE with Brent Dawes

Click Here for the Livestream

Missed last week's livestreams? Stream them here:

- The Wingfeather Saga
- Truth and Conviction

We'll see you on Thursday!
Angel Studios

Hi << Test First Name >>,

Mark your calendar's for this Thursday at 3:30pm CDT!

Chris and Andrew, along with the Wingfeather Saga team, are coming to you live from the NRB 2022 Media Convention! We are bursting at the seams with excitement to share the FIRST LOOK teaser trailer. We'll then get insight from the artists on the innovative process being used to bring it all to life. Adventure awaits...


LIVESTREAM Thursday 3:30pm CT
JOIN US FOR THE
THE WINGFEATHER SAGA
FIRST LOOK TRAILER!

WATCH HERE

We also went live this last week with some amazing updates. They're short (about 15 minutes each), but have some really cool production milestones in them! Check it out!

Livestream from Secret Production Location

Livestream Showing Secret Animation Updates

We're excited to see you Thursday!

- The Wingfeather Saga Team

THE WINGFEATHER SAGA

Exclusive Investor Update and QnA


THE
WINGFEATHER
SAGA
LIVESTREAM
MAY 17TH - 12PM CT

WATCH EXCLUSIVE HERE

Mark your calendar's for this Tuesday at 12:00pm CDT!

Coming LIVE we have Chris and Andrew in the studio! Don't miss out on this exciting update and exclusive opportunity for investors to get their questions answer on The Wingfeather Saga.

Adventure awaits....

- The Wingfeather Saga Team

View this email in your browser

ANGEL STUDIOS

We have a few quick updates! First, thanks to everyone who tuned into last Tuesday's Live Stream. For those who weren't able to catch it live, here is the link!

Watch Here!

Last week, our distribution partner Angel Studios announced several new projects as part of their Illumination 2022 event. Garrett, Brock, Keith, and Chris were in attendance. Fortunately, the event corresponded with some meetings at Angel Studios to plan out the release strategy for Season 1. So excited to share more about that very soon! Here's a link to the event.

Illuminate 2022 - Angel Studios Investor Update

Thanks and talk soon,
Wingfeather Team

View this email in your browser

ANGEL STUDIOS

We have a few quick updates, and then a note about credits! First, thanks to everyone who tuned into last Tuesday's Live Stream. For those who weren't able to catch it live, here is the link!

Watch Here!

Last week, our distribution partner Angel Studios announced several new projects as part of their Illumination 2022 event. Garrett, Brock, Keith, and Chris were in attendance. Fortunately, the event corresponded with some meetings at Angel Studios to plan out the release strategy for Season 1. So excited to share more about that very soon! Here's a link to the event.

Illuminate 2022 - Angel Studios Investor Update

Ok, so it's time to decide how you want your name in the credits! One of our perks from investing at least $350 last year and helping to bring Season 1 to life was to receive your name in the credits. We have received some emails about this, and we want to hear from you on how you would want your name to be listed in the credits.

Take Survey

Please respond by May 31st!

If we don't hear from you, we will use the name you used to make your investment.

Thanks and talk soon,
Wingfeather Team

View this email in your browser

THE WINGFEATHER SAGA



WINGFEATHER
Cast Reveal
LIVESTREAM

Alright, we have been working for months and it's time to reveal the actors that are bringing Wingfeather Saga to life!

It's such a big reveal that we're breaking it into two parts! Join Chris and Andrew as they introduce you to these delightful performers.

Plus, they'll also share a sneak peek at some in-production animation from episode one!

Don't miss out on this live stream **today @ 1 CST!**

Watch on Youtube

Watch on Facebook

Adventure awaits!

ANGEL STUDIOS

ANGEL STUDIOS

Don't miss out on this week's livestreams from Angel Studios!

The Wingfeather Saga Livestream

Thursday, June 16th at 1pm Mountain time


LIVESTREAM
June 16th - 2pm CDT
Exclusive Casting And
Merch Annoucements
The Wingfeather Saga
Cast Reveal

Meet the new actors we've cast for several main characters, plus we're announcing new merch.

Set a reminder

Truth and Conviction Livestream

Thursday, June 16th at 6 pm Mountain time


LIVESTREAM
June 16th - 6PM MDT
With Special Guests
Cinema Therapy

The hosts of Cinema Therapy join us to talk about the complexity of the Gestapo agent who hunted down the teenage resistance fighters.

Set a reminder

Missed last week's livestreams? Stream them here:

- The Chosen
- The Wingfeather Saga
- Tuttle Twins

We'll see you this week!
Angel Studios

ANGEL
STUDIOS

Get ready and get set... Adventure Awaits!



LIVESTREAM
June 16th - 2pm CT
Exclusive Casting And
Merch Announcements
Wingfeather
Cast Reveal

Livestream at 2pm CT tomorrow!

WATCH ON YOUTUBE

Sick of hearing new and fun announcements from ***The Wingfeather Saga***? Of course not! If you missed it, go watch our Livestream from last week, to learn which amazing actors have joined the project in our Part One reveal. And then be prepared for more surprise and delight tomorrow with our Part Two casting reveal!

Plus, we'll reveal our very first **Wingfeather Saga merchandise** that will be available in our all-new online store. We'll reveal new character designs for Zouzab, Oskar and more and be joined by Art Director Garrett Taylor and Character Designer Nicholas Kole. And we'll be sharing an exclusive look at some animation from episode one and a peek at the story arc to the season finale with Episode Director, John Sanford.

Don't miss this jam-packed **Wingfeather Saga Livestream** at 2pm CT tomorrow!

WATCH ON FACEBOOK

See you there!

THE WINGFEATHER SAGA

On June 16th Andrew and Chris revealed the voices of Wingfeather Part 2. The casting update included Podo, Peet, Oscar, and others!



LIVESTREAM
June 16th - 2pm CDT
Exclusive Casting And Merch Announcements
Cast Reveal

Watch the Live Stream on YouTube

Watch the Live Stream on Facebook



We also announced on the Live Stream the first Wingfeather merchandise. Available now! Men's, Women's, and Youth Sizes Available. Limited time price.

Shop Now



GIVING LIFE TO
GLIPWOOD
ANGEL
LIVE

Join Art Director Garrett Taylor and Production Coordinator Daniel Haycox discuss the art of Wingfeather Saga.

This Thursday 6/30 at 2PM CST.

Watch the Live Stream on YouTube

Watch the Live Stream on Facebook

Live this week!

Join us in the Angel app or on YouTube or Facebook to see what's new at Angel Studios.

Tuttle Twins


LIVESTREAM
July 5th
5pm PT / 8pm ET

Tuesday, July 5 at 6pm MT

Join our Lemonade Stand Challenge and catch a sneak peek of Episode 10.

Set a Reminder

Truth & Conviction


truth & conviction
Veteran Voices
LIVE
ANGEL

Wednesday, July 6 at 6pm MT

Watch as Truth & Conviction creator, Matt Whitaker, interviews veterans of WWII from both sides of the conflict.

Set a Reminder

The Wingfeather Saga


CRAFTING A NEW WORLD
THE WINGFEATHER SAGA
with Special Guest
July 7th 2PM CDT
LIVE
ANGEL

Thursday, July 7 at 1pm MT

Learn how Lead Animator Ron Smith brings The Wingfeather Saga to life on the screen.

Set a Reminder

Missed last week's livestreams? Stream them here:

- Testament
- Truth & Conviction
- The Wingfeather Saga
- The Shift
- The German King

Tune in tonight, Wednesday, and Thursday!
Angel Studios

THE WINGFEATHER SAGA

Meet the Music Team!


THE MUSIC OF
THE WINGFEATHER SAGA
with Special Guests
July 12 2PM CDT
ANGEL

WATCH ON YOUTUBE

What does the Music of ***The Wingfeather Saga*** sound like? Join us LIVE and meet the fantastic team working to bring these ancient melodies to life. You'll hear from Andrew and Chris, along with music producer Ben Shive, and composer Kurt Heinecke, plus Isaac Horn from The Arcadian Wild. You don't want to miss hearing what a Whistleharp sounds like!

Tune in LIVE to meet the team creating the magical music in The Wingfeather Saga today at 2pm CT!

WATCH ON FACEBOOK

Adventure awaits....

- The Wingfeather Saga Team

Live this week!

Join us in the Angel app or on YouTube or Facebook to see what's new at Angel Studios.

The Wingfeather Saga



ANGEL

Tuesday, July 12 at 1pm MT

Experience the magical music that matches the gorgeous art and touching storylines of The Wingfeather Saga.

Set a Reminder

Testament



TESTAMENT
LIVE
ANGEL

Wednesday, July 13 at 3pm MT

Learn about their journey to Angel Studios with Jordan Harmon.

Set a Reminder

The German King



ANGEL
THE
GERMAN
KING
Live with Prince
Daniel Douala Manga Bell
LIVE

Thursday, July 14 at 3pm MT

Tune in as we talk with Cameroonian Prince Daniel Douala Manga Bell. He's a direct descendant of Rudolf Douala Manga Bell—one of Africa's greatest forgotten heroes and the protagonist of *The German King*.

Set a Reminder

The Chosen

Sunday, July 17 at 6pm ET

Join us for something special! For one night only you can watch a scene from Season 3!

Set a Reminder

Missed last week's livestreams? Stream them here:

- Tuttle Twins
- Truth & Conviction
- The Wingfeather Saga

See you at the livestreams,

Angel Studios